LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

| | |
|---|---|
| Boston | New Jersey |
| Brussels | New York |
| Chicago | Northern Virginia |
| Frankfurt | Orange County |
| Hamburg | Paris |
| Hong Kong | San Diego |
| London | San Francisco |
| Los Angeles | Silicon Valley |
| Milan | Singapore |
| Moscow | Tokyo |
| | Washington, D.C. |

File No. 82-34652

May 2, 2003


MAY - 6 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA


03022087

SUPPL

Ladies and Gentlemen,

**De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652**

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Report on corporate governance rules implemented by De' Longhi S.p.A. dated March 21, 2003, deposited and available for review at CONSOB (in English).

Please feel free to call me if you have any questions at +44 207 710 1000.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Enclosure

cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.


DēLonghi

## 2003 Report on *Corporate Governance*

The *Corporate Governance* implemented at De'Longhi S.p.A. is in line with the principles contained in the self-regulatory Code of Conduct for Listed Companies (hereinafter the "Code"). The amendments to the Code introduced in July 2002 by the Italian Stock Exchange's Committee for the Corporate Governance of Listed Companies were adopted by the Board of Directors in the course of the board meeting of 4 March 2003. The new self-regulatory Code of Conduct was also adopted during said meeting.
In compliance with the new wording of article IA.2.12 of the Instructions to the Stock Exchange Regulations, what follows is meant to provide a comprehensive description of the model of Corporate Governance and the Code of Conduct which the Company adopted in accordance with the guidelines issued by Borsa Italiana S.p.A. (the Italian Stock Exchange) on 11 February 2003.

## 1 – Board of Directors

### 1.1 Composition

The Board of Directors currently comprises seven directors, whose term of office shall expire with the approval of the financial statements for the fiscal year closed as of 31 December 2003:

1. Dr. Giuseppe De' Longhi, Chairman, executive director, appointed on 18 April 2001;
2. Dr. Fabio De'Longhi, Deputy-Chairman, executive director, appointed on 18 April 2001;
3. Dr. Stefano Beraldo, Managing Director and CEO, executive director, appointed on 18 April 2001;
4. Mr. Giorgio Sandri, non-executive director, appointed on 18 April 2001;
5. Dr. Carlo Garavaglia, independent non-executive director, appointed on 18 April 2001;
6. Prof. Giorgio Brunetti, independent non-executive director, appointed on 18 April 2001;
7. Dr. Silvio Sartori, non-executive director, appointed on 15 July 2002.

As from 18 April 2001 there are two independent directors, Prof. Giorgio Brunetti and Dr. Carlo Garavaglia. In compliance with Article 3 of the Code, the Board meeting of 4 March 2003 re-examined the definition of independence and confirmed that said directors qualify as independent.

The offices of director or statutory auditor currently held by some of the directors in third-party companies listed in regulated markets, also markets abroad, in financial companies, in banks, in insurance companies or in large companies are outlined below:

| DIRECTOR | POSITION | COMPANY |
|---|---|---|
| Giuseppe De'Longhi | Chairman of the Board | Liguria Vita S.p.A. (*insurance co.*) |
| Giorgio Brunetti | Board Member<br>Board Member<br>Board Member | Messaggerie Libri S.p.A. (*large co.*)<br>Carraro S.p.A. (*listed company*)<br>Autogrill S.p.A. (*listed company*) |
| Giorgio Sandri | Director | Armando Testa S.p.A. (*large company)* |
| Carlo Garavaglia | Vice-President<br>Board member<br><br>Vice-President<br><br><br>Chairman of the Board<br><br>Director<br><br>Chairman of the Board of Statutory Auditors<br>Statutory Auditor<br><br>Statutory Auditor<br>Statutory Auditor<br>Chairman of the Board of Statutory Auditors | AEDES S.p.A. (*listed company*)<br>AFV Acciaierie Beltrame S.p.A. (*large company)*<br>Banca Popolare Commercio e Industria – Soc. coop. a r.l. (*listed company*)<br>Banque BPCI International S.A. (*bank)*<br>BCPI Trust Company Limited (*investment company)*<br>Comitalia Compagnia Fiduciaria S.p.A. (*investment company*)<br>GEBAU di Tosolini Pietro & co. S.a.p.a. (*large company)*<br>GEFIN di Tosolini Pietro & co. S.a.p.a. (*large company)*<br>HABITAT S.p.A. (*large company)*<br>INVESP S.p.A. (*investment banking*) |

Board meetings were always duly convened in compliance with the provisions set out in the bylaws; the Board of Directors met seven times in 2002, and a substantially similar number of meetings is expected to be held in the current year. The overall attendance rate was very high, more than 99%, including the attendance of independent directors.

**1.2 Role**

Of the matters indicated in Article 1.2 of the Code, the Company's bylaws (Article 10) reserve exclusively to the Board the following functions:

1. approval of budgets and three-year plans (under letter a) concerning the examination and approval of the strategic, industrial and financial Company plans);
2. the approval of any significant transactions with related parties (under letter e) concerning the examination and approval of any transactions of particular economic, equity and financial importance, (particularly with related parties). Until the recent adoption of the new Code, the practice observed by the Board was to include in the agenda of its meetings, the said transactions following criteria of a qualitative nature. "Significant" transactions are intended as those with the most economic, equity and financial importance carried out by the Company or by its subsidiaries, thus also fulfilling the obligation set out in the bylaws to report said transactions, particularly those in a position of potential

conflict of interests, to the Statutory Board of Auditors, in a timely manner and in any event at least once every quarter.

It must also be noted that the Company's practices have long attributed all the functions mentioned in the aforementioned Code article to the Board, which are then to be added to the other functions of the Board: the establishment of criteria concerning the formulation of internal regulations and amendments thereof, the appointment and revocation of general managers.

In compliance with the recommendations issued by the Committee for Corporate Governance of Listed Companies on the Italian Stock Exchange (Borsa Italiana S.p.A.), over a brief period the Board intends to pinpoint the guidelines and identification criteria of the most significant transactions, particularly those with related parties, which must be submitted for the prior approval of the Board.

Lastly, as a rule Board resolutions have always taken into account the suggestions and proposals presented by other internal bodies such as the Internal Audit and Corporate Governance Committee and the Remuneration Committee, for the matters pertaining to them.

**1.3 Appointed bodies**

As regards the principal appointments, the powers granted to the Chairman and Managing Director (and CEO) have not changed in any way from that resolved at the date of their election to office:

1) to the Chairman, Dr. Giuseppe De'Longhi, full powers of ordinary and extraordinary administration to be exercised by signing separately, without exception or exclusions, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code, and the faculty of sub-delegating his powers for single instruments or classes of instruments to the Company's directors or to attorneys:
2) to the Managing Director and CEO, Dr. Stefano Beraldo, full powers of ordinary and extraordinary administration to be exercised by signing separately, without exception or exclusions, apart from those powers that cannot be delegated, in accordance with article 2381 of the Italian Civil Code of the following powers:

- to subscribe, acquire or dispose of equity holdings, including minority holdings, constitute property rights on such holdings;
- to acquire or surrender company or business section leases; acquire, surrender or license company trademarks;
- acquire or dispose of real estate.

In compliance with statutory provisions, the Company's bylaws, and the provisions set out in the Code, the Managing Director has always reported to the Board of Directors on the activities performed on various occasions while exercising the powers granted to him, depending on the importance of the authorisations and how often they are exercised, but in any case never less than on a quarterly basis. Except in those instances where the nature of the resolutions to be adopted, the need for confidentiality and/or timeliness with which the Board was called upon to make decisions, the documentation and information necessary to allow the Board of Directors to express itself in full

awareness of the matters submitted for its examination and approval has been provided in reasonable time before the date of the meeting. According to the other Directors, the information supplied to the Board was always comprehensive and normally included strategic motives or the appropriateness of the above transactions, the extent of the consequent financial commitment and the description of the parties involved, also providing an apposite report.
Moreover, pursuant to article 14 of the Code, the Managing Director informed the other directors in good time of the principal newly-introduced legislative and regulatory provisions regarding the Company and its corporate bodies during the meeting immediately after the date in which he himself was informed of the new provisions.

### 1.4 Appointment and remuneration of the Directors

As regards the manner of appointing new directors, in the course of 2002 the General Shareholders' Meeting appointed only one new director in the person of Dr. Silvio Sartori, who took the place of outgoing director Mr. Colin James Gordon, and was co-opted by the directors remaining in office (pursuant to article 2386 of the Italian Civil Code). Before the Shareholders' Meeting, the candidate's curriculum vitae was deposited at the Company's registered office and made available to all shareholders also by publication on the Company's website at www.delonghi.com, together with those of all the directors currently in office, in accordance with a practice adopted voluntarily by the shareholders.

So far the Board has not deemed the establishment of a Nomination Committee necessary, as the definition of the professional characteristics of the directorship candidates has been based on the in-depth knowledge shared by all the board members of the moral prerequisites and the professional competences of all subjects involved.

The directors' remuneration system provides that the annual remunerations be resolved by the shareholders' meeting while the Remuneration Committee formulates proposals to be submitted for approval by the Board for the remuneration of directors invested with particular mandates pursuant to article 2389 of the Italian Civil Code (the Managing Director must abstain from participating in any debate on his own remuneration and cannot vote on said matter), as well as determining the criteria to be followed for the remuneration of the top executive managers of the Company.

In particular, the remuneration paid to some of the executive directors and top corporate management is linked to a significant extent to the result achieved or to the attainment of specific objectives.

Similar considerations are at the basis of the activities of the Remuneration Committee in matters of stock options; the stock-option plan implemented since 2001 has the purpose of boosting faith in key resources, focusing attention on medium-long term success factors, and maintaining or improving Group competitiveness on the domestic and international remuneration markets by introducing an economic variable connected to the creation of value for the Company and the shareholders. In 2002 the Committee also proposed to the Board the inclusion of other subjects in the plan.

The Remuneration Committee comprises three directors, Dr. Stefano Beraldo, Dr. Carlo Garavaglia and Prof. Giorgio Brunetti, the last two independent non-executive directors. In 2002 the Committee met twice to carry on the business entrusted to it, and specifically to examine the stock option plan and to formulate the proposal to be put to the Board for the introduction of new beneficiaries, to analyse the bonus system for 2002 for the Managing Directors of the subsidiaries and other top managers of the Group, and to present a proposal for the remuneration to be granted to directors with specific mandates to the Board of Directors.

## 2 – The Internal Control System

The Board of Directors considers the internal control system currently implemented at De'Longhi S.p.A. as capable of providing effective protection against the risks typical of the activities of the Company and those of its subsidiaries and to monitor the Company's economic and financial situation and that of the Group. This assessment derives from the constant commitment of the appointed body which in observance of the previous self-regulatory Code of Conduct, in 2002 ensured the functionality and adequacy of the internal control system, verifying compliance with internal procedures, both operative and administrative, adopted to guarantee sound and efficient management so as to identify, anticipate and manage, as much as possible, any risk of a financial and operative nature and frauds detrimental to the Company.

However, in the light of the growing complexity of the Group's operations, the need was felt to reinforce the aforementioned activities with the establishment of an *Internal Auditing* structure, with the purpose of improving the monitoring and analysis process of corporate procedures and risks.

The functions of the Internal Audit and Corporate Governance Committee are consultancy and to put forward proposals to the Board concentrating on (a) the assessment of the adequacy of the internal control system; (b) evaluation of the work schedule prepared by the internal control officers and their periodic reports; (c) to evaluate the proposals of the external auditors submitted for their auditing services, as well as the work schedule for the audit and the results stated in the report and the letter of proposals; (d) to see to the compliance and the regular updating of the corporate governance rules adopted by the Company; (e) the report to the Board of Directors at least twice a year, when the financial statements and the half-year report are approved, on activities carried out and on the adequacy of the internal control system and on the compliance and the regular updating of the corporate governance rules adopted by the Company; (f) the carrying out of any further duties which the Board of Directors may assign it, in particular regarding relations with the external auditors.

Moreover, the activities performed so far together with the Committee have laid the foundations for the forthcoming implementation of an organizational and management model pursuant to Legislative Decree 231/2001, an integral part of the internal control system for the identification of the risks typical of the activities carried out by the Company.

In 2002 the Committee met four times to pursue its activities for the structural mapping out of the internal systems and the procedural aspects of the Company, including the consolidation procedure for the balance sheet data, recommending that the Board should implement a company system of *Internal Auditing* that could support the identification of best practices and the collection of existing procedures, reporting to the Board on the activities performed and the adequacy of the internal auditing system at least twice a year. In addition to that, the Committee examined the new version of the Code of Conduct revised on 24 July 2002 by the Committee for Corporate Governance of Listed Companies, subsequently proposing that the Board integrate the existing Code with the suggested amendments.

The members of the Committee are the independent directors, Dr. Carlo Garavaglia and Prof. Giorgio Brunetti, but the Managing Director is routinely invited to attend, as is the person in charge of internal auditing, and the Chairman of the Board of Auditors.

In particular, it is the duty of the person in charge of internal auditing, Mr. Faccioni, to ensure the full functioning of the internal auditing system; his current position as Head of the information system enables him to have access to a preferential and highly sensitive observation post for the verification of the correct functioning of auditing procedures.

## 3 – Transactions with related parties

Transactions with related parties have been carried out so far in full compliance with the criteria of fair management practices and submitted in detail for the attention of the Board. The terms and conditions of said transactions with related parties of significant importance have also been reported in the statutory and consolidated financial statements.

However, following the adoption of the new text of the self-regulatory Code of Conduct containing the specific provisions included in article 11 relating to transactions with related parties, and in compliance with the recommendation formulated by the Committee for Corporate Governance of Listed Companies of the Italian Stock Exchange (Borsa Italiana S.p.A.), by the Board of Directors at the meeting held on 4 March 2003, the Board intends to set out as soon as possible, guidelines and identification criteria of the transactions that must be submitted beforehand for its approval.

## 4 – Handling of confidential information

### 4.1 Rules governing the disclosure of confidential information

The rules governing the disclosure of confidential information approved by the Board on 12 September 2001 still hold valid.

Pursuant to the provisions of said rules, the disclosure of documents and information on the Company and the Group, particularly in the case of price-sensitive information (i.e., likely to substantially affect the price of financial instruments) shall be regulated by the following internal procedure:

1. press releases regarding the so-called periodic information (financial statements, balance sheet, half-yearly report, quarterly reports, etc.) and those regarding extraordinary transactions (mergers, acquisitions, stock capital increases, etc.) are approved by the Chairman;
2. in all other cases, information to the public is handled by the Chairman or the Managing Director, who will also assess the relevance of the facts being disclosed. It is understood that, except for urgent cases, such as the need to respond rapidly to any request from the supervisory bodies, the Managing Director shall agree beforehand to the content of said information with the Chairman;
3. management of relations with institutional investors, financial analysts and market operators rests primarily with the Managing Director, who may avail himself of the support of the person in charge of Investor Relations. It is understood that the Chairman may support the Managing Director in such activities at any time he should deem it appropriate;
4. Directors, Statutory Auditors, the person in charge of Investors Relations and all employees may not disclose any price sensitive information or document to which they might have access in the performance of their duties (unless already disclosed in the forms prescribed) and must comply with the procedure prescribed for the notification externally of such documents and information;
5. it is absolutely forbidden for anyone to give interviews to the media or issue any statements containing information on relevant facts that can be defined as price sensitive and that have not been included in press releases of documents already disclosed to the public.

As regards the obligations of disclosure of corporate information to the public, in 2002 this was conducted in full compliance with the current legislative provisions as well as the regulations of the Italian Stock Exchange and Consob also with the publication of the press releases in all the major mass media.

### 4.2 Internal dealing regulations

With a board resolution on 20 December 2002, and in compliance with the provisions of Italian Stock Market Regulations ("Regolamento dei mercati organizzati e gestiti dalla Borsa Italiana S.p.A.") concerning internal dealing, as well as the rules on corporate governance adopted by the Company, the Company approved the Code of Conduct for the correct internal management of confidential information and its disclosure, as laid down in the self-regulatory Code of Conduct.

For the purposes of these regulations, the following are defined as relevant persons:

1. (i) members of the Board of Directors (executive and non-executive), the Statutory Auditors, the General Managers of the *Company*, (ii) the chief executive officers in charge of the following operating sectors and functions of the *Company:* Administration, Finance and Control Department, Administration Department, Finance Department, Planning and Control Department, Legal Office, Corporate Affairs, Investor Relations Management, (iii) the Managing Directors of the principal subsidiaries, i.e., the companies that have achieved a turnover equal or in excess of 150,000,000.00 euros (one hundred and fifty million/00) as stated in the latest approved financial statements;
2. the conduct and disclosure obligations are those laid out in the aforementioned Stock Exchange regulations;
3. the person in charge is the Head of the Legal Office (alternate: the corporate affairs manager) and carries out his duties as required by regulations:
4. each *Relevant Person* shall report to the *Company:*
   a) any *transaction* executed in each calendar quarter whose total, even if in the aggregate, is equal to or in excess of 50,000 euros (up to 250,000 euros) by the fourth (4th) stock market trading day following the end of the calendar quarter (*survey period*);
   b) without delay and in any case within the second (2nd) stock market trading day after the date of the transaction that exceeded the limit, the *transactions* whose total amount, also together with other transactions carried out in the relevant calendar quarter and not yet reported, is in excess of 250,000 euros (*significant transactions).*

   In the event that no *transactions* are carried out or that the relevant threshold is not reached, there is no need to notify the *Company* of this at the end of the *survey period.*
5. for each declarant, and on the basis of the communications received, the *Company* shall disclose to the market:
   a) any *transactions* whose total, also in the aggregate, is equal to or in excess of 50,000 euros (up to 250,000 euros), by the tenth (10th) stock market trading day after the end of each calendar quarter;
   b) any *transaction* whose total, even if in the aggregate, is in excess of 250,000 euros, without delay and in any event by the first (1st) stock market trading day after notification is received.

   Disclosure to the market shall be effected through a press release by the *person in charge* according to the methods set out in the *Regulations;*
6. the *Relevant Persons* shall not carry out *transactions* in the following periods:
   a) in the 30 (thirty) days prior to the dates of the Board meetings in which the draft balance sheet and the half-year report are to be approved;
   b) in the 15 (fifteen) days prior to the dates of the Board meetings in which the quarterly reports are to be approved;
7. penalties: penalty measures applied to *Relevant Persons* shall be assessed on a case-by-case basis and in relation to the seriousness of the offence, by resolution of the Board of Directors of the *Company* and after hearing the opinion of the Board of Auditors of the *Company.* In any event, failure to comply with the rules of conduct applying to *Relevant Persons* will bring

about the consequences and responsibilities defined in the regulations applicable to the relationship, including responsibility to the *Company* for damages, also to corporate image, deriving from said non-compliance. In particular, for *Company* employees, sanctions provided by the law and by current labour contracts will be applied. For autonomous workers the Company reserves the right to break-off any relationship, also without notice; for directors and statutory auditors, notice of the offence may be communicated to the market.

## 5 – Relations with institutional investors and other shareholders

As from 16 September 2002, the dedicated function of developing relations with general shareholders, and in particular with institutional investors, is performed by Dr. Federico Caretti who took the place of Dr. Lorenza Scanferla, Group Control Manager. Dr. Caretti reports directly to the Managing Director.

Shareholders' meetings are disciplined by specific regulations adopted by the ordinary shareholders' meeting of 18 April 2001. Said regulations are a separate instrument and not an annex to the Company's bylaws and are deposited at the Company's registered office as well as being published on the Company's website at www.delonghi.com

## 6 –Members of the Board of Statutory Auditors

Members of the Board of Statutory Auditors were appointed by means of a resolution passed by the general Meeting of Shareholders on 18 April 2001, with the presentation of the curriculum vitae of each candidate in accordance with a practice voluntarily adopted by the shareholders, and is also published on the Company's website.

Treviso, 21 March 2003

The Board of Directors
De'Longhi S.p.A.